UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53292

EASY SCRIPTS INC.
(Exact name of registrant as specified in its charter)

701 N. Green Valley Parkway Suite 200
Henderson, NV 89074
(Address of principal executive offices and Zip Code)

(877) 269-4984
(Registrant’s telephone number, including area code)

Common Stock, Par Value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 31

Pursuant to the requirements of the Securities Exchange Act of 1934, EASY SCRIPTS, INC., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2010	By: /s/ Kendra Marcoux
President, Director, Treasurer